Filed by Guidant Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Subject Company’s Exchange Act File No.: 001-13388

In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

The following is a document made available on Guidant's website.

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To All Future Associates of Guidant Cardiovascular Devices:

Recently, the boards of directors of Guidant Corporation and Johnson & Johnson agreed to revised terms that will allow for an expected first quarter 2006 completion of the acquisition of Guidant by Johnson & Johnson and its integration with the Cordis and Cardiovations businesses. Although at times the intense media scrutiny of our companies' negotiation was difficult, we are gratified as a leadership team to be back on track toward building a business dedicated to the fight against cardiovascular disease.

Whether you are now associated with Guidant or the Johnson & Johnson companies, this transition has been challenging for all of us. We have stressed since we began working on integration planning that our mission was to focus on those things in our control -- the planning and creation of the world's most advanced cardiovascular device business that could help more patients in more markets with more innovative technology than any competitor.

We expect that the next few months will be full of activity. We anticipate closing the transaction in the first quarter, and will have a more precise sense of that timing over the next few weeks.

When we put integration planning activities on hold, you left in good order the plans you had been pursuing. We encourage you to revisit those plans now with your respective colleagues to ensure that you are, indeed, ready for a rapidly approaching close.

We know, however, that you have important and principal obligations to your respective companies and will need to focus most intently on them to ensure their good health at the point of closing. For those of you in Guidant CRM, that is pursuit of a full and complete recovery. For Cordis associates, that is meeting the business plan and getting the organization in position to address and resolve outstanding regulatory issues. In Guidant Vascular Intervention, that is moving forward on the Xience V clinical and development programs. For all of us, it means finishing this year, and this chapter in our histories, by delivering on our commitments.

The leadership team will resume meeting in early December to continue important discussions about staff appointments, strategic planning and Day 1 readiness. More than anything, the leadership team wants you to know that we have great confidence that the union of these two companies has far greater potential to achieve our aspiration than either company could have achieved individually. We continue to believe in the power of this merger to benefit physicians and patients, and we are committed to applying the resources it will take to recover in the cardiac rhythm management business, accelerate drug-eluting stent development, and pursue new technologies. We hope you join in our commitment.

The Guidant Cardiovascular Devices Leadership Team

Nick Valeriani

Rick Anderson

Mark Bartell

John Capek

Peter Fasolo

Juanita Hawkins

Bill McConnell

Fred McCoy

Susan Morano

Joe Prati

Nicky Spaulding

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